FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 25, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 25, 2004	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE October 25, 2004

PAKTEL SWITCHES ON GSM IN PAKISTAN AND AGREES
NEW LICENSE TERMS

New York, Stockholm, London and Luxembourg – October 25, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), announces today that its subsidiary Paktel has signed agreements with the Pakistan regulator (PTA) to switch on its GSM network with immediate effect without charge and to renew its license for 15 years from October 23rd 2004.

Paktel and the PTA have agreed deferred payment terms for the license fee of USD 291 million for the license, which will enable Paktel to pay 50% of the license fees in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration since 2002, totaling some USD 14 million, will be treated as the first down payment towards Paktel’s new license fee. Paktel has been awarded additional 1800 spectrum, increasing its total spectrum for its GSM network from 10MHz to 13.6MHz.

Marc Beuls, President and CEO commented: “We are very pleased that we can launch Paktel’s GSM services today in a fast growing market, so allowing the company to build a substantial customer base ahead of the new operators coming into the market next year. The 15 year extension of the license combined with the deferred payment terms means that Millicom will be able to meet Paktel’s investment and license commitments primarily out of the operating cash flows generated by Paktel. The cash shortfall during the first two years, which is expected to be approximately USD 50 million, will paid out of Millicom’s free cash flow. We believe that Pakistan, with over 150 million people and a fast growing economy, will be one of the most attractive mobile telephony markets in the world in the coming years.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com